Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—March 2004

Series	1999-1	*	2000-1
Deal Size	$896 MM		$750 MM
Expected Maturity	04/15/04		07/15/05

Yield	40.36%		16.99%
Less: Coupon	1.73%		1.35%
Servicing Fee	1.50%		1.50%
Net Credit Losses	15.19%		6.40%
Excess Spread:
March-04	21.94%		7.74%
February-04	3.23%		8.23%
January-04	3.80%		6.98%
Three month Average Excess Spread	9.66%		7.65%

Delinquency:
30 to 59 days	1.00%		1.00%
60 to 89 days	0.70%		0.70%
90 + days	1.60%		1.60%
Total	3.30%		3.30%

Payment Rate	10.69%		10.69%

*	Yield, Coupon, Net Credit Losses and Servicing Fee are skewed due to the calculation methodology during the accumulation period.